UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023
Commission File Number: 001-41641

Otonomo Technologies Ltd.
 (Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

On June 20, 2023, Otonomo Technologies Ltd. (the “Company”) announced that the 2023 Annual General Meeting of Shareholders of the Company (the “Meeting”) will be held on Thursday, July 27, 2023, at 4:00 p.m. Israel time, at the offices of the Company at 16 Abba Eban Boulevard, Herzliya Pituach, Israel.  The Notice of Annual General Meeting of Shareholders in connection with the Meeting is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit	Description

99.1	Notice of Annual General Meeting of Shareholders of Otonomo Technologies Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Otonomo Technologies Ltd.

By:	/s/ Ben Volkow
Ben Volkow
Chief Executive Officer

June 20, 2023